

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2012

<u>Via E-mail</u>
Mr. Todd Bauman
Chief Executive Officer
Bauman Estate Planning, Inc.
9500 West Flamingo Road
Suite 205
Las Vegas, NV 89147

> **Re: Bauman Estate Planning, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 20, 2011**
> **File No. 333-169960**

Dear Mr. Bauman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment one of our letter dated November 17, 2011, and we reissue the comment in part. Please disclose more fully Mr. Bauman's involvement with USA Therapy, Inc. Specifically, please disclose:

    - The development of USA Therapy's business plan prior to the reverse acquisition of China Printing and Packaging. We note your statement that USA Therapy's operations were minimal prior to the acquisition, but you do not disclose what steps, if any, were taken to attempt to implement USA Therapy's business plan prior to the acquisition;

- The change in the company's business plan pursuant to the reverse acquisition. In this regard, we note you disclose the business of China Printing and Packaging, but you do not disclose the business of USA Therapy prior to the acquisition; and

- The dates of Mr. Bauman's tenure with USA Therapy.

We may have additional comments after reviewing your response.

Capitalization, page 8

2. We note your response to comment four of our letter dated November 17, 2011. Since you have now presented financial statements for the period ended September 30, 2011, please update your capitalization table to also be as of September 30, 2011.

Description of Business and Property, page 10

General, page 10

The Company, page 10

3. You now state that Ms. Scott is trained to offer a broad range of estate planning and asset planning services. Please discuss what kind of training Ms. Scott received to offer these services. Additionally, you now state that Mr. Bauman is licensed to offer such services. Please disclose what license Mr. Bauman holds.

Management's Discussion and Analysis . . . , page 12

Plan of Operation, page 12

4. We note your response to comment six of our letter dated November 17, 2011, and we reissue the comment in part. Please address the following issues:

- Please ensure your disclosures regarding the current status of your operations are consistent throughout the registration statement. For example, in the services subsection of the business section, you still address services you "will" provide rather than services your currently provide. Additionally, on page F-17, you state that you have no operations to date.

- You state on page 13 that no additional steps are being taken to further develop the business plan. However, on page 11, you reference expansion efforts. Please reconcile these statements to clarify what, if anything, you are doing to expand or develop your business. If you do intend to expand or further develop your business, please describe the steps you intend to take and the anticipated expenses associated with, as well as the timetable for, such expansion or development.

- Please explain the anticipated expenses associated with your planned national advertising campaign as well as how you expect to support a national estate planning operation.

Results of Operations, page 13

5. You disclose that you have reported net income of $1,9425 for the period ended September 30, 2011. Please revise to disclose, if true, that you actually reported net income of $1,942 for the three months ended September 30, 2011.

Our Management, page 14

Summary Compensation Table, page 16

6. Please confirm your fiscal year end to us, and update your summary compensation table if appropriate.

Compensation of Non-Employee Directors, page 16

7. You now state that you intend, during 2011, to identify qualified candidates to serve on the Board of Directors and to develop a compensation package to offer to board members. Please revise your disclosure to reflect the current status of these intentions.

Certain Relationships and Related Party Transactions, page 17

8. We note your response to comment ten of our letter dated November 17, 2011. You now disclose in this section and on page II-1 that you issued unregistered shares of your common stock to Ms. Scott at $0.00065 per share for her services. However, your Statement of Changes in Stockholders' (Deficit) Equity on page F-6 indicates that the shares were actually issued to Ms. Scott at $0.001 per share. Please advise, or revise your disclosures as appropriate.

Financial Statements for the Period Ended September 15, 2010, page F-1

General

9. We note your response to comment 13 of our letter dated November 17, 2011. It is not clear where you have added disclosure stating in the footnotes to your financial statements when your fiscal year ends. Please advise or revise.

Financial Statements for the Period Ended September 30, 2011, page F-14

General

10. Given your status as a development stage company, please present a statement of stockholders' (deficit) equity that includes all activity from your inception through September 30, 2011. Refer to ASC 915-215-45-1.

Statement of Operations, page F-15

11. Please revise the column heading to clarify that the results of operations are for the nine month period ended September 30, 2011 and not the six month period ended September 30, 2011.

Statement of Cash Flows, page F-16

12. In addition to presenting a statement of cash flows for the period from August 27, 2010 (inception) to September 30, 2011, please also present a statement of cash flows for the nine month period ended September 30, 2011.

Exhibit 23.1

13. We note your response to comment 15 of our letter dated November 17, 2011. As previously requested, please make arrangements with your auditors to have them also consent to the reference as experts in auditing and accounting. Please also revise your disclosure on page 20 to refer to your auditors as experts in auditing and accounting, if true.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Harold P. Gewerter, Esq.